Exhibit 4.3

ThermoEnergy Corporation

Amendment No. 1 to
Common Stock Purchase Warrant No. 2007-12-1

September 15, 2008

Pursuant to Section 14.5 of the above-referenced Common Stock Purchase Warrant (the “Warrant”), The Quercus Trust (the “Holder”) and ThermoEnergy Corporation, a Delaware corporation (the “Company”) hereby agree that, in order to reduce the exercise price of the Warrant from $1.50 per share to $1.25 per share, the Warrant be and hereby is amended by deleting in its entirety the first paragraph thereof and substituting therefor the following new first paragraph:

“This Is To Certify That The Quercus Trust, or its registered assign, is entitled, at any time from the Issuance Date (as hereinafter defined) to the first to occur of (i) the Expiration Date (as hereinafter defined) or (ii) the Early Expiration Date (as hereinafter defined), to purchase from ThermoEnergy Company, a Delaware corporation (the “Company”), ten million (10.000,000) shares of Common Stock (as hereinafter defined and subject to adjustment as provided herein), in whole or in part, including fractional parts, at a purchase price of $1.25 per share (subject to adjustment as provided herein, the “Exercise Price”), all on the terms and conditions and pursuant to the provisions hereinafter set forth.”

In all other respects, the Warrant shall remain unaltered and in full force and effect as issued.

In witness whereof, the Holder and the Company have executed this Amendment as of the date first above set forth.

The Quercus Trust		ThermoEnergy Corporation

By:	/s/ David Gelbaum	By:	/s/ Andrew T. Melton
	David Gelbaum		Andrew T. Melton
	Trustee		Executive Vice President and CFO